P.E.
3-1-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002

DEUTSCHE TELEKOM AG

(Translation of registrant's name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

This current report on Form 6-K is hereby incorporated by reference into Deutsche Telekom's registration statement on Form F-3 (File No. 333-13550), which was initially filed with the Securities and Exchange Commission on May 23, 2001, and its registration statement on Form F-3 (file number not yet assigned), which was initially filed with the Securities and Exchange Commission on March 15, 2002.

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF SECURITIES OF T-MOBILE INTERNATIONAL AG IN THE UNITED STATES, AND THE SECURITIES MAY NOT BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. ANY PUBLIC OFFERING OF THE SECURITIES IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS CONTAINING DETAILED INFORMATION REGARDING T-MOBILE INTERNATIONAL AG (THE "COMPANY") AND MANAGEMENT, INCLUDING FINANCIAL STATEMENTS: THE COMPANY INTENDS TO REGISTER A PORTION OF THE OFFERING IN THE UNITED STATES.

Bonn, March 18, 2002

Deutsche Telekom adopts a package of measures following the Federal Cartel Office's decision and in the light of the stock-market environment.

Dividend recommendation of 37 cents – Resolute cost-cutting program, portfolio adjustment and reduced investment after prohibited sale of cable interests – Stock-market flotation of T-Mobile not in the 1st half of the year – Debt reduction to be resolutely continued

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After consultations with the committees of the Supervisory Board, on Monday the Board of Management of Deutsche Telekom adopted an extensive package of measures as a reaction to the prohibition of the planned sale of cable interests and the current stock-market environment. As is generally known, in February the Federal Cartel Office had prohibited the sale of six cable regions to the American company Liberty for approximately €5.5 billion. The Board of Management is sticking to its positive growth and profit forecasts, as well as to its aim of significantly reducing debt.

The package of measures covers four main points:

- A dividend of 37 cent for 2001 is to be proposed to the Supervisory Board and the General Meeting of Shareholders. The dividend per share will thus be approximately 40 per cent lower than last year. Nevertheless, Deutsche

- Telekom's dividend yield is still among the best of European and American telecommunications corporations – and the companies quoted on the DAX.
- There will also be sharp cuts in capital expenditure (from €9.9 billion in 2001) and in costs.
- In addition, the Board of Management reaffirmed its intention to spin off non-strategic equity holdings. The process of selling cable interests will continue.
- Against the background of the negative global stock-market climate, Deutsche Telekom's Board of Management furthermore decided against holding the initial public offering of T-Mobile in the 1st half of the year. A new date for the flotation will be set flexibly in line with stock-market situation.

The aim of this package of measures is to achieve the aim of reducing debt to approximately €50 billion by the end of 2003.

All four pillars of the Group continue to show strong growth, as expressed by a big increase in customer figures and operational financial ratios. The Board of Management is confident that this package of measures will secure and additionally strengthen Deutsche Telekom's continued positive development.

47/02

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

Date: March 18, 2002

By:
Name: Rolf Ewenz-Sandten
Title: Vice President